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                     May 2, 2023

       Andrew Keegan
       Interim Chief Financial Officer
       Vista Outdoor Inc.
       1 Vista Way
       Anoka, MN 55303

                                                        Re: Vista Outdoor Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 24, 2022
                                                            File No. 001-36597

       Dear Andrew Keegan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing